UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Celator Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Scott T. Jackson

Chief Executive Officer

Celator Pharmaceuticals, Inc.

200 PrincetonSouth Corporate Center, Suite 180

Ewing, New Jersey 08628

(609) 243-0123

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel Wolf

David B. Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Celator Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016, as amended on June 27, 2016, June 30, 2016 and July 6, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of May 27, 2016, among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (“Shares”), at a purchase price of $30.25 per Share, net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, which together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Purchaser and Parent with the SEC on June 10, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“At one minute following 11:59 p.m., New York City time, on July 11, 2016, the Offer expired as scheduled and was not extended. Purchaser was advised by American Stock Transfer & Trust LLC, the depositary for the Offer (the “Depositary”), as of the expiration of the Offer, a total of 36,516,173 Shares were validly tendered (and not validly withdrawn) (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) prior to the expiration of the Offer, representing approximately 81.13% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 2,016,237 additional Shares, representing approximately 4.48% of the outstanding Shares as of the expiration of the Offer.

The number of Shares validly tendered (and not validly withdrawn) (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser accepted for payment and will promptly pay for all Shares validly tendered (and not validly withdrawn) from the Offer.

Promptly following the consummation of the Offer, Parent and Purchaser completed the acquisition of the Company through the Merger without the affirmative vote of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that were held by any stockholders who properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, in cash and without interest except for Shares held by the Company, Parent or Purchaser, which Shares will be cancelled and retired and cease to exist, and no consideration will be delivered in exchange therefor.

Following the consummation of the Merger, the Shares were delisted and ceased to trade on NASDAQ.

On July 12, 2016, Parent issued a press release announcing the expiration and results of the Offer, a copy of which is filed as Exhibit (a)(5)(iii) to the amendment to the Schedule TO filed with the SEC on July 12, 2016 and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celator Pharmaceuticals, Inc.

By:	/s/ Scott T. Jackson
Name: Scott T. Jackson
Title: Chief Executive Officer

Dated: July 12, 2016